HypoVereinsbank

Member of UniCredit Group


RECEIVED
NOV 2 1 2006
213
PROCESSING
SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

CFI - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, November 8th, 2006

Re: Bayerische Hypo- und Vereinsbank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated November 7th, 2006 commenting on HypoVereinsbank AG selling INDEXCHANGE Investment AG to Barclays Bank PLC

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank Aktiengesellschaft


06018760

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Richard Speich
Title: IR Manager


PROCESSED
DEC 0 1 2006
THOMSON
FINANCIAL

Enclosure

dlw 11/28

82-3777

INVESTOR RELATIONS RELEASE **NOVEMBER 7, 2006**

HypoVereinsbank AG sells INDEXCHANGE Investment AG to Barclays Bank PLC

Bayerische Hypo- und Vereinsbank AG (HVB) has agreed to sell INDEXCHANGE Investment AG (INDEXCHANGE) to Barclays Bank PLC (Barclays) for a consideration of approximately €240 million. The transaction is expected to close after receipt of appropriate regulatory approvals, which should take no longer than 3 months. INDEXCHANGE is Germany's leading provider of exchange traded funds with assets under management of €15.2 billion as at 2nd November 2006. INDEXCHANGE will be combined with iShares, Barclays Global Investors' (BGI) existing exchange traded funds business. A detailed transition plan has been put in place to provide for a smooth transfer of the business and ensuring that INDEXCHANGE's operations and customers are not affected. HVB will continue to provide a number of services to INDEXCHANGE including market making, custody and depot bank services.

Ronald Seilheimer, member of the Board of HVB responsible for Markets & Investment Banking, said: "Barclays is a great partner for INDEXCHANGE. INDEXCHANGE has developed into a strong ETF business since its formation in 2000. With its new owner Barclays, INDEXCHANGE enters a new era and will strongly benefit from Barclays' global ETF expertise. The disposal of INDEXCHANGE represents a logical step in HVB's strategic focus on domestic corporate and retail banking and investment banking."

Bob Diamond, President of Barclays, said: "The combined business will create a powerful force to accelerate the development of exchange traded funds in Europe. It is our intention to continue to expand BGI's franchise across Europe and Asia and this is an important step in the evolution of our strategy."

Lee Kranefuss, Chief Executive Officer of iShares, said: "INDEXCHANGE has built a first-class exchange traded funds business and team. We are delighted to add the INDEXCHANGE employees, products and brand to our iShares business and look forward to working closely with HVB to distribute our enhanced product suite through its strong network"

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir

DISCLAIMER

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

82-3777

INVESTOR RELATIONS RELEASE 7. NOVEMBER 2006

HypoVereinsbank AG verkauft INDEXCHANGE Investment AG an Barclays Bank PLC

Die Bayerische Hypo- und Vereinsbank AG (HVB) hat sich mit Barclays Bank PLC (Barclays) auf den Verkauf der INDEXCHANGE Investment AG (INDEXCHANGE) zum Preis von rund 240 Mio. Euro verständigt. Der Vollzug soll nach Vorliegen der erforderlichen behördlichen Genehmigungen erfolgen; die Genehmigungen werden innerhalb der nächsten drei Monate erwartet.

INDEXCHANGE ist der führende Anbieter börsengehandelter Index-Fonds in Deutschland mit einem verwalteten Vermögen von 15,2 Mrd. Euro (Stand: 2. November 2006). INDEXCHANGE soll mit iShares, dem bestehenden Geschäft mit börsengehandelten Index-Fonds der Barclays Global Investors (BGI), zusammengeführt werden. Ein detaillierter Transaktionsplan sieht eine reibungslose Übertragung des Geschäftes vor und stellt sicher, dass weder Kunden noch der Betrieb von INDEXCHANGE beeinträchtigt werden. Die HVB wird INDEXCHANGE weiterhin eine Reihe von Dienstleistungen anbieten, darunter auch als Market-Maker, Verwahrstelle und Depotbank.

Ronald Seilheimer, als Vorstand der HVB zuständig für Markets & Investment Banking: „Barclays ist ein idealer Partner für INDEXCHANGE. Seit seiner Gründung im Jahr 2000 hat sich INDEXCHANGE in ein starkes ETF-Unternehmen entwickelt. Mit seinem neuen Eigentümer Barclays wird bei INDEXCHANGE eine neue Zeit eingeläutet. Das Unternehmen wird dabei von Barclays globaler ETF-Kompetenz in hohem Maße profitieren. Die Veräußerung von INDEXCHANGE ist ein weiterer logischer Schritt im Rahmen der strategischen Fokussierung der HVB auf inländische Geschäfts- und Retailkunden sowie auf das Investment Banking-Geschäft."

Bob Diamond, Präsident von Barclays: „Der Zusammenschluss der beiden Unternehmen wird die Entwicklung börsengehandelter Fonds in Europa stark beschleunigen. Unser Ziel ist, mit BGI in ganz Europa und Asien weiter zu expandieren. Das ist ein wichtiger Schritt unserer Strategieentwicklung."

Lee Kranefuss, Chief Executive Officer von iShares: „Im Bereich börsengehandelter Index-Fonds hat INDEXCHANGE ein erstklassiges Geschäft und ein ebenso gutes Team aufgebaut. Wir sind erfreut, die Mitarbeiterinnen und Mitarbeiter von INDEXCHANGE sowie Produkte und Marke in unser iShares-Geschäft aufzunehmen. Wir freuen uns darauf, eng mit der HVB zusammen zu arbeiten und unsere verbesserte Produktpalette über das leistungsfähige Netz der HVB zu vertreiben."

Investor Relations-Team:

Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Ilaria.Ranucci@hvb.de	☎ +49-89-378 26024
Dinah.Reiss@hvb.de	☎ +49-89-378 21935
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvb.com/ir